Exhibit 2


                        PERDIGAO FORECASTS GROWTH IN THE
                           SALES OF CHRISTMAS PRODUCTS


         PERDIGAO estimates that the sales of Christmas products (CHESTER(R), TURKEY and HAPPY HOLIDAYS LINE) in the retail market should be above those registered last year. The forecast is to commercialize 5% more in the Chester(R) and Happy Holidays product lines. As for the Turkey, the growth should be even morE substantial, for in the last three years the company has doubled the production capacity of its line of turkeys in Carambei (PR - State of Parana).

         A special operation is in place to supply the growth in sales and guarantee the delivery of the CHESTER(R) BRAND POULTRY, the HAPPY HOLIDAYS LINE and of the TURKEY throughout the country during thE year-end festivities period. The practices range from mobilizing 1,100 vehicles for the transfer and distribution of products - that will make 17 thousand trips, covering 3.4 million kilometers - to the rental of 170 refrigerated containers (reefers), weighing 25 tons each, to reinforce the inventory capacity in the main points-of-sale.

         For some more distant capital cities, such as Manaus, Salvador and Recife, the embarkation of around 1000 tons of products were by sea. And still, to accelerate the replenishment of products in cities in several Brazilian states, some Distribution Centers (DCs) had their capacities increased.


                                CHESTER'S SECRET

         The CHESTER(R) BRAND POULTRY reaches its 21st Christmas as the sole leader in sales in the speciaL poultry category. The product has its quality improved year over year, which results in an even juicer, more tender and tastier meat. PERDIGAO forecasts higher sales than last year's, when over 5.5 million poultry units were commercialized. The consumer should find the product at a cost of R$ 5.80 per kilo, depending on the purchase negotiation conditions of each retailer.

         The intensive advertising campaign marks the arrival of the CHESTER(R) BRAND POULTRY in supermarketS because of the festivities, period that concentrates 95% of its sales volume. Having as its theme, "THE CHESTER'S SECRET IS TO MAKE THE CHRISTMAS PARTY MORE ENJOYABLE", the action comes in line with the central theme of the campaign Secrets of the Perdigao brand, which started in May of this year.

         During the festivities period, around 1,200 promoters will be approaching customers in the points-of-sale, promoting food tasting and distributing recipes with new preparation suggestions for Christmas and New Year's Day. The official website - www.chester.com.br - was improved and presents tips and new recipes.

         The marketing campaign will also occupy spaces in the printed media, TV and billboards, with a budget of around R$ 1.9 million. During the month of

                                    Exhibit 2


December, a film that shows the 21 years of the poultry, its course and the success among Brazilian consumers, will be broadcasted nationwide in the main TV channels.

                                  OTHER OPTIONS

         The HAPPY HOLIDAYS LINE, one of PERDIGAO'S most traditional brands and that gathers products that are indispensable to the celebrations, comes in packaging that facilitates its identification in the shelves of supermarkets. On the back, consumers find recipe suggestions that were developed and tested by the company to enrich the Christmas and New Year's festivities' menu.

         Over 1,900 tons of pork-derived products such as Boneless Baby Tender Ham, the "sphere", in the small (1 kilo), medium (2 kilos) and large (3.3 kilos) versions; Bone-In Tender Ham (3.5 kilos); Smoked Pork Shoulder (1.6 kilo); Chester(R) Ham (1 kilo); Frozen Seasoned Pork Leg (3.5 kilos); and Frozen SeasoneD Pork Loin (1.5 kilo). The Chester(R) Ham is one of the most demanded and offers 31% less calories than thE product made of pork meat.

         The sales of the PERDIGAO'S WHOLE SEASONED TURKEY, that last year were over 3.5 thousand tons, should experience substantial growth this year. The expectation is based on the excellent receptivity that the product had among consumers during the Christmas of 2002. In that period, the turkey was only surpassed in sales by the CHESTER(R) BRAND SPECIAL POULTRY the company's main product.

         The PERDIGAO'S WHOLE SEASONED, produced in the Carambei unit (PR) weighs between 3 and 6 kilos, comes ready for roasting and is easy to prepare. A thermometer indicates when the poultry is ready and can be taken from the oven. The product also has a system called "Handi Clamp", a structure made of non-toxic material and high-temperature resistant, which keeps the thighs of the poultry together while roasting, making the preparation easy and contributing so that the dish looks nicer and attractive.